SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 12 July 2007
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 12 July 2007

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 12 July 2007
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc — National Grid Appoints US Board Director’

12 July 2007
National Grid plc
National Grid Appoints US Board Director
The Board of National Grid plc is pleased to announce the appointment of Tom King as an Executive Director with effect from 13 August 2007. Tom will be based in the US and will have responsibility for the electricity distribution and generation businesses.
Tom has more than 20 years of experience in the US energy industry. Most recently he was CEO of Pacific Gas and Electric Company, which is one of the largest investor-owned gas and electric utilities in the US, serving northern and central California. Tom was part of the leadership that, after its re-emergence from bankruptcy, established PG&E on its journey to a top performing utility, improving operational performance and significantly improving customer service and its credibility with the regulator.
National Grid Chairman, Sir John Parker, commented:
“We are pleased to welcome Tom to the National Grid Board. He brings a wealth of operational expertise and experience from the US electricity and gas industry.”
Steve Holliday, National Grid Chief Executive, added:
“I am delighted that Tom will be joining us; he has the ideal background in both electricity and gas industries. He also has a great track record of implementing change, to drive improvements in reliability and customer service. His appointment is an important final step in building the management team at National Grid to drive the business to a new level as we near the completion of KeySpan.”
Contacts
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
Photographs can be found at www.newscast.co.uk.
Notes
Tom King
Tom was President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003-07. Before that, he served as Senior Vice President of

PG&E Corporation, and as President of PG&E National Energy Group; having joined PG&E Gas Transmission as President in 1998.
Prior to PG&E, he served as President and Chief Operating Officer of Kinder Morgan Energy Partners. He previously spent eight years, from 1989 to 1997, with Enron in a series of senior operating positions with its affiliates, Enron Liquid Services, Northern Natural Gas Company, Transwestern Pipeline Company and Northern Border Pipeline Company. He also held positions at Cabot Corporation’s natural gas unit, Cabot Transmission Corporation, and the Panhandle Eastern Corporation.
Tom was awarded a bachelor’s degree in business administration from Louisiana State University and is a graduate of the University of Michigan’s executive management programme. He also successfully completed the Nuclear Reactor Technology Programme at the Massachusetts Institute of Technology.
National Grid
National Grid plc (LSE:NG.; NYSE:NGG) is an international energy delivery business with principal activities in the regulated electricity and gas industries in the US and UK.
In the US, National Grid transmits and distributes electricity and natural gas to over 4 million customers across 29,000 square miles of Massachusetts, New Hampshire, New York and Rhode Island. In 2006 National Grid announced the acquisition of KeySpan, the largest gas distributor of natural gas in the Northeast US, operating regulated gas utilities in New York, Massachusetts and New Hampshire that serve 2.6 million customers. KeySpan is also the largest electricity generator in New York State, providing power to 1.1 million customers of Long Island Power Authority (LIPA) on Long Island and supplies approximately 25% of New York City’s capacity needs. KeySpan also operates LIPA’s electricity transmission and distribution system under contract to LIPA.
In the UK, National Grid owns the high-voltage electricity transmission network in England and Wales and operates the system across Great Britain. It also owns and operates the high-pressure gas transmission system in Britain and, through its natural gas distribution business serves over 11 million customers in homes and businesses in Britain. National Grid also has a number of businesses operating in related areas such as LNG importation, land remediation, metering and interconnectors. For more information: www.nationalgrid.com.